JINGLZ, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
(Unaudited)

	Preferred Shares		Common Shares - Class A		Common Shares - Class B		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Deficit
Balance at December 31, 2017	-	$ -	-	$ -	10,650,000	$ 10,650	188,500.00	$ (1,346,015)	$ (1,146,865)
Shares issused for cash received	-	-	1,426,472	1,426	-	-	1,686,975	-	1,688,401
Shares issued for conversion of debt	-	-	1,528,583	1,529	-	-	748,708	-	750,237
Shares returned	-	-	-	-	(550,000)	(550)	-	-	(550)
Net loss	-	-	-	-	-	-	-	(1,113,640)	(1,113,640)
Balance at December 31, 2018	-	$ -	2,955,055	$ 2,955	10,100,000	$ 10,100	2,624,183	$ (2,459,655)	$ 177,584
Shares issused for cash received	-	-	784,368	784	-	-	1,175,768	-	1,176,552
Shares repurchased	-	-	(12,000)	(12)	-	-	(11,988)	-	(12,000)
Net loss	-	-	-	-	-	-	-	(965,149)	(965,149)
Balance at December 31, 2019	-	$ -	3,727,423	$ 3,727	10,100,000	$ 10,100	$ 3,787,963	$ (3,424,804)	$ 376,987

The accompanying notes are an integral part of these financial statements